                                                               EXHIBIT (A)(1)(A)

                           SHAW INDUSTRIES, INC. LOGO

     OFFER TO PURCHASE FOR CASH UP TO 12,000,000 SHARES OF ITS COMMON STOCK (INCLUDING ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)

                  AT A PURCHASE PRICE NOT IN EXCESS OF $13.50
                         NOR LESS THAN $11.50 PER SHARE

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 7, 2000, UNLESS THE OFFER IS EXTENDED.

    Shaw Industries, Inc., a Georgia corporation, invites its shareholders to tender up to 12,000,000 shares of its common stock, including the associated rights to purchase preferred stock, for purchase by Shaw at a price not in excess of $13.50 nor less than $11.50 per share net to the seller in cash, without interest, as specified by shareholders tendering their shares. Shaw will determine a single per share price that it will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. All shares acquired in the offer will be acquired at the same price. Shaw will select the lowest purchase price that will allow it to purchase 12,000,000 shares or, if a lesser number of shares are properly tendered, all shares properly tendered.

    Shaw reserves the right, in its sole discretion, to purchase more than 12,000,000 shares pursuant to the offer. See Section 15.

    THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

    The shares are listed and traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SHX." On March 10, 2000, the last trading day on the New York Stock Exchange prior to the announcement of the terms of the offer, the closing per share sales price as reported by The Wall Street Journal was $11 5/16. Shareholders are urged to obtain current market quotations for the shares. See Section 8.

    NEITHER SHAW NOR SHAW'S BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSIDER OUR REASONS FOR MAKING THIS OFFER, INCLUDING ALLOWING SHAREHOLDERS THE OPPORTUNITY TO EXIT ALL OR PART OF THEIR INVESTMENT IN SHAW ON POTENTIALLY MORE FAVORABLE TERMS THAN WOULD OTHERWISE BE AVAILABLE AND THAT GIVEN THE CURRENT MARKET PRICE OF THE SHARES AND OUR FINANCIAL CONDITION AND OUTLOOK, THE PURCHASE OF SHARES AT THIS TIME IS A PRUDENT USE OF OUR FINANCIAL RESOURCES. SEE SECTION 2. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE OFFER.

    If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to EquiServe Trust Company, N.A., the Depositary. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your shares and request that the nominee tender them for you. Participants in Shaw's Dividend Reinvestment Plan or Retirement Savings Plan who wish to tender any of their shares held in these plans must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase.

    Any shareholder who desires to tender shares and whose certificates for the shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary by the expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3.

    Only shares properly tendered at prices at or below the purchase price selected by Shaw and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. Shares not purchased in the offer will be returned as promptly as practicable following the expiration of the offer. See Section 3.

    TO PROPERLY TENDER SHARES, YOU MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH YOU ARE TENDERING SHARES. IF YOU WISH TO MAXIMIZE THE CHANCE THAT YOUR SHARES WILL BE PURCHASED AT THE PURCHASE PRICE DETERMINED BY SHAW, YOU SHOULD CHECK THE BOX IN THE SECTION ON THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER." NOTE THAT THIS ELECTION COULD RESULT IN YOUR SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $11.50 PER SHARE.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent at its telephone numbers and address set forth on the back cover of this Offer to Purchase.

    WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THIS OFFER OR AS TO THE PURCHASE PRICE OF ANY TENDER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY SHAW.

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.
March 13, 2000

                               SUMMARY TERM SHEET

     This summary highlights the most material information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase and Letter of Transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

WHAT SECURITIES IS SHAW OFFERING TO PURCHASE? (PAGE 1)

     Shaw is offering to purchase 12,000,000 shares of its common stock, including the associated preferred stock purchase rights, or, if a lesser number of shares are properly tendered, all shares properly tendered. If more than 12,000,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for "odd lots" which will be purchased on a priority basis.

HOW MUCH WILL SHAW PAY ME FOR MY SHARES AND IN WHAT FORM OF PAYMENT? (PAGE 10)

     Shaw is conducting the offer through a procedure commonly called a modified "Dutch Auction."

     - This procedure allows you to select the price within a specified price range at which you are willing to sell your shares. The price range for this offer is $11.50 to $13.50.

     - Shaw will determine the lowest single price per share within the price range that will allow it to purchase 12,000,000 shares, or if fewer shares are tendered, all shares tendered.

     - All shares purchased will be purchased at the same price, even if you have selected a lower price, but no shares will be purchased above the purchase price.

     - If you wish to maximize the chance that your shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the purchase price determined by Shaw under the terms of the offer. Note that this election could result in your shares being purchased at the minimum price of $11.50 per share.

     - Shareholders whose shares are purchased in the offer will be paid the purchase price, net in cash, without interest, as soon as practicable after the expiration of the offer. Under no circumstances will Shaw pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.

DOES SHAW HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? (PAGE 14)

     Shaw intends to finance all of the approximately $163.5 million of funds required to purchase the shares in this offer with internally generated funds and borrowings under existing credit facilities.

WHEN DOES THE TENDER OFFER EXPIRE? CAN SHAW EXTEND THE OFFER, AND IF SO, HOW WILL I BE NOTIFIED? (PAGE 27)

     - The offer expires Friday, April 7, 2000, at 12:00 midnight, New York City time, unless it is extended by Shaw.

     - Shaw may extend the offer at any time.

     - Shaw cannot assure you that the offer will be extended or, if extended, for how long.

     - If the offer is extended, Shaw will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period.

WHAT IS THE PURPOSE OF THE OFFER? (PAGE 4)

     The Board of Directors believes that given the current market price of the shares and Shaw's financial condition and outlook, the purchase of shares at this time is a prudent use of its financial resources.

     In addition, this offer allows shareholders an opportunity to exit all or part of their investment in Shaw on potentially more favorable terms than would otherwise be available. However, shareholders who choose not to tender their shares may also benefit from these transactions. Non-tendering shareholders will own a greater interest in a company with a potentially stronger earnings per share growth rate.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? (PAGE 12)

     Shaw's obligations to accept for payment, purchase or pay for any shares tendered depends upon a number of conditions, including:

     - No legal action shall have been threatened, pending or taken that might adversely affect the offer or the business of Shaw.

     - No action or regulation shall be applicable to the offer or Shaw that would restrict the consummation of the offer or might materially adversely affect the business of Shaw.

     - No substantial negative change in the economic condition of the country as a whole shall have occurred during this offer.

     - No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving Shaw.

     - No material change in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of Shaw shall have occurred during this offer.

HOW DO I TENDER MY SHARES? (PAGE 6)

     - If you decide to tender your shares, you must either:

      - Deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal to the Depositary before 12:00 midnight on Friday, April 7, 2000; or

      - If your share certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 12:00 midnight on Friday, April 7, 2000.

     - You may contact the Information Agent or your broker for assistance.

     - Participants in Shaw's Dividend Reinvestment Plan who wish to tender their shares held in such plan must instruct the plan administrator by following the instructions provided by the plan administrator.

     - Retirement Savings Plan beneficiaries who wish to tender their shares held in such plan must instruct the trustee of the plan by returning the instruction form received by them to the trustee.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES? (PAGE 10)

     You may withdraw your tendered shares at any time before 12:00 midnight on Friday, April 7, 2000 unless the offer is extended. If the offer is extended by Shaw beyond that time, you may withdraw your tendered shares at any time until the expiration of the offer. In addition, unless Shaw accepts your tendered shares for payment before 12:00 midnight, New York City time, on Friday, May 5, 2000, you may withdraw your shares any time thereafter.

IN WHAT ORDER WILL TENDERED SHARES BE PURCHASED? WILL TENDERED SHARES BE PRORATED? (PAGE 2)

     Shaw will purchase up to 12,000,000 shares, or if a lesser number of shares are properly tendered, all shares properly tendered at a price range between $11.50 and $13.50. If more than 12,000,000 shares are properly tendered at prices at or below the purchase price, the shares will be purchased in the following order:

     - First, Shaw will purchase shares from all holders of "odd lots" of less than 100 shares who properly tender all of their shares at or below the selected purchase price;

     - Second, after purchasing all shares from the "odd lot holders," subject to the conditional tender provisions described in Section 6, Shaw will then purchase shares from all other shareholders who properly tender shares at or below the selected purchase price, on a pro rata basis.

     - Consequently, all of the shares that you tender in the offer may not be purchased even if they are tendered at or below the purchase price.

WHAT DO SHAW AND ITS BOARD OF DIRECTORS THINK OF THE OFFER? (PAGE 1)

     - Neither Shaw nor Shaw's Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares.

     - You must make your own decision whether to tender your shares and, if so, how any shares to tender and the price or prices at which you will tender them.

     - Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

WHAT IS THE RECENT MARKET PRICE OF MY SHARES? (PAGE 14)

     - On March 10, 2000, the last full trading day before the announcement of the offer, the last reported sale price of the shares in The Wall Street Journal was $11 5/16.

     - Shareholders are urged to obtain current market quotations for their shares.

WHO DO I CONTACT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     For additional information or assistance, you may contact:

     - Information Agent:

      Corporate Investor Communications, Inc.
      111 Commerce Road
      Carlstadt, NJ 07072
      Banks and Brokerage Firms Call: (800)346-7885
      All Others Call Toll Free: (877)977-6197

     SHAW HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF SHAW AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR AS TO THE PURCHASE PRICE OF ANY TENDER. SHAREHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED HEREIN OR TO WHICH SHAW HAS REFERRED THEM. SHAW HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SHAW.

                             ---------------------

                               TABLE OF CONTENTS

SECTION                                                            PAGE
-------                                                            ----
SUMMARY TERM SHEET...............................................    i
INTRODUCTION.....................................................    1
THE OFFER........................................................    2
1.   Number of Shares; Proration.................................    2
2.   Purpose of the Offer; Certain Effects of the Offer..........    4
3.   Procedures for Tendering Shares.............................    6
4.   Withdrawal Rights...........................................   10
5.   Purchase of Shares and Payment of Purchase Price............   10
6.   Conditional Tender of Shares................................   11
7.   Conditions of the Offer.....................................   12
8.   Price Range of Shares; Dividends............................   14
9.   Source and Amount of Funds..................................   14
10.  Certain Information Concerning Shaw.........................   15
11.  Interest of Directors and Officers; Transactions and
     Arrangements Concerning Shares..............................   23
12.  Effects of the Offer on the Market for Shares; Registration
     under the Exchange Act......................................   24
13.  Certain Legal Matters; Regulatory Approvals.................   24
14.  Certain Federal Income Tax Consequences.....................   24
15.  Extension of Offer; Termination; Amendment..................   27
16.  Fees and Expenses...........................................   28
17.  Miscellaneous...............................................   28

                             ---------------------

                           FORWARD LOOKING STATEMENTS

     This Offer to Purchase, including the discussions in Section 1, Section 2 and Section 10, contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties. Shaw cautions that a number of important factors could, individually or in the aggregate, cause actual results to differ materially from those referred to or reflected in the forward-looking statements, including, but not limited to, the following: market conditions in the carpet industry; raw material prices; timing and level of capital expenditures; adverse results of litigation; Shaw's ability to integrate acquisitions successfully; Shaw's ability to introduce new products successfully; and other risks and uncertainties identified from time to time in Shaw's reports filed with the Securities and Exchange Commission and in public announcements.

To the Holders of Common Stock of Shaw Industries, Inc.:

                                  INTRODUCTION

     Shaw Industries, Inc., a Georgia corporation, invites its shareholders to tender shares of its common stock, with no par value, for purchase by Shaw. Shaw is offering to purchase up to 12,000,000 shares at a price not in excess of $13.50 nor less than $11.50 per share, net to seller in cash, without interest, as specified by shareholders tendering their shares.

     Shaw will determine a single per share price that it will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. Shaw will select the lowest purchase price that will allow it to buy 12,000,000 shares or, if a lesser number of shares are properly tendered, all shares properly tendered. In determining which shares it will acquire by means of the modified "Dutch Auction," Shaw will add the shares tendered by the shareholders who have indicated their willingness to accept the price determined in the offer to those shares tendered at $11.50. Accordingly, shares tendered at the price determined in the offer will be treated the same as shares tendered at $11.50. All shares properly tendered at prices at or below the selected purchase price and not properly withdrawn will be purchased, subject to the conditions of the offer, including the proration, odd lot tender provisions and conditional tender provisions. All shares acquired in the offer will be acquired at the same purchase price.

     Shaw reserves the right, in its sole discretion, to purchase more than 12,000,000 shares pursuant to the offer. See Section 15.

     THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7.

     THE BOARD OF DIRECTORS OF SHAW HAS AUTHORIZED THIS OFFER. HOWEVER, NEITHER SHAW NOR SHAW'S BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSIDER OUR REASONS FOR MAKING THIS OFFER, INCLUDING ALLOWING SHAREHOLDERS THE OPPORTUNITY TO EXIT ALL OR A PART OF THEIR INVESTMENT IN SHAW ON POTENTIALLY MORE FAVORABLE TERMS THAN WOULD OTHERWISE BE AVAILABLE AND THAT GIVEN THE CURRENT MARKET PRICE OF THE SHARES AND OUR FINANCIAL CONDITION AND OUTLOOK, THE PURCHASE OF SHARES AT THIS TIME IS A PRUDENT USE OF OUR FINANCIAL RESOURCES. SEE
SECTION 2. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN TO THE OFFER.

     If at the expiration of the offer more than 12,000,000 shares (or such greater number of shares as Shaw may elect to purchase) are properly tendered and not withdrawn at or below the purchase price, Shaw will buy shares first from all "odd lot holders" (as described in Section 1) who properly tender all of their shares at or below the purchase price and second, subject to the conditional tender provisions described in Section 6, on a pro rata basis from all other shareholders who properly tender shares at prices at or below the purchase price. See Section 1. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and not withdrawn and shares not purchased because of proration or conditional tenders, will be returned at Shaw's expense promptly after the expiration of the offer.

     If you tender your shares in the offer, your tender will include a tender of the preferred stock purchase rights associated with your tendered shares. No separate consideration will be paid for the rights. See Section 8.

     The purchase price will be paid net to the tendering shareholder in cash, without interest, for all shares purchased. Tendering shareholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 9 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by Shaw in the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. HOWEVER, ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED AS A PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO THE TENDERING SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

     Shaw has agreed to reimburse Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager, EquiServe Trust Company, N.A., the Depositary, and Corporate Investor Communications, Inc., the Information Agent, for certain out-of-pocket expenses incurred in connection with the offer. See Section 16.

     Participants in the Dividend Reinvestment Plan and Retirement Savings Plan may instruct the administrator or Trustee of that plan to tender all or part of the shares credited to that participant's account in the plan by following the instructions in the enclosed Letter of Transmittal. See Section 3.

     As of February 29, 2000, Shaw had 132,672,099 shares issued and outstanding. The 12,000,000 shares that Shaw is offering to purchase pursuant to the offer represent approximately 9.0% of the shares outstanding as of February 29, 2000. The shares are listed and traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SHX." On March 10, 2000, the last trading day on the New York Stock Exchange prior to the announcement of the terms of the offer, the closing per share sales price as reported by The Wall Street Journal was $11 5/16. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 8.

                                   THE OFFER

1.  NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions of the offer, Shaw will purchase up to 12,000,000 shares, including the associated rights to purchase preferred stock, or the lesser number of shares properly tendered and not properly withdrawn in accordance with Section 4 before the expiration of the offer, at a price not in excess of $13.50 nor less than $11.50 per share, net to the seller in cash, without interest.

     The offer will expire at 12:00 midnight, New York City time, on April 7, 2000. However, Shaw may, in its sole discretion, extend the period of time during which the offer will remain open. For a description of Shaw's right to extend, delay, terminate or amend the offer, see Section 15.

     Shaw reserves the right to purchase more than 12,000,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), Shaw may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the offer. See Section 15. If the offer is oversubscribed, shares tendered at or below the purchase price prior to the expiration of the offer will be subject to proration, except for "odd lots" (as described below).

     In accordance with Instruction 7 of the Letter of Transmittal, shareholders desiring to tender shares must either:

     - specify the price, not in excess of $13.50 nor less than $11.50 per share, at which they are willing to sell their shares to Shaw in the offer, or

     - specify that they are willing to sell their shares to Shaw at the price determined in the offer.

     As soon as practicable following the expiration of the offer, Shaw will, upon the terms and subject to the conditions of the offer, determine a single per share price that it will pay for shares properly tendered and not properly withdrawn pursuant to the offer, taking into account the number of shares tendered and the prices specified by tendering shareholders. Shaw will select the lowest purchase price, not in excess of $13.50 nor less than $11.50 net per share in cash, that will allow it to purchase 12,000,000 shares or the lesser number of shares properly tendered and not properly withdrawn. In determining which shares it will acquire by means of the modified "Dutch Auction," Shaw will add the shares tendered by those shareholders who have indicated their willingness to accept the price determined in the offer to those shares tendered at $11.50. Accordingly, shares tendered at the price determined in the offer will be treated the same as shares tendered at $11.50. No separate consideration will be paid for the preferred stock purchase rights. Only shares properly tendered at prices at or below the purchase price determined by Shaw and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and not properly withdrawn and shares not purchased because of proration or conditional tenders, will be returned at Shaw's expense promptly after the expiration of the offer.

     In the event of an over-subscription of the offer, shares tendered at or below the purchase price before the expiration of the offer will be subject to proration, except for odd lots (as described below). The proration period also expires on the expiration of the offer.

     If Shaw:

     - increases the price that may be paid for shares above $13.50 per share or decreases the price that may be paid for shares below $11.50 per share,

     - materially increases the Dealer Manager fee,

     - increases the number of shares that it may purchase in the offer by more than 2% of the outstanding shares, or

     - decreases the number of shares that it may purchase in the offer,

then the offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

     The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to custodians whose names, or the names of whose nominees, appear on Shaw's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

     Priority of Purchases. If more than 12,000,000 shares have been properly tendered at prices at or below the purchase price selected by Shaw and not withdrawn prior to the expiration of the offer, Shaw will purchase properly tendered shares in the following order of priority:

     - First, Shaw will purchase all shares properly tendered and not properly withdrawn prior to the expiration of the offer by any odd lot holder who:

             (1) tenders all shares beneficially owned by the odd lot holder at a price at or below the selected purchase price (tenders of less than all shares owned by the odd lot holder will not qualify for this preference); and

             (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

     - Second, after the purchase of all of the shares properly tendered by odd lot holders, subject to the conditional tender provisions described in
     Section 6, Shaw will purchase all other shares properly tendered at prices at or below the selected purchase price on a pro rata basis.

     Consequently, all of the shares that a shareholder tenders in the offer may not be purchased even if they are tendered at prices at or below the purchase price.

     Odd Lots. For purposes of the offer, the term "odd lots" means all shares properly tendered at prices at or below the selected purchase price by any shareholder, or by any shareholder specifying that they are willing to sell their shares to Shaw at the price determined in the offer, who owned, beneficially or of record, an aggregate of fewer than 100 shares, including any shares held in Shaw's Dividend Reinvestment Plan but excluding shares held in Shaw's Retirement Savings Plan, and so certified in the appropriate place on the

Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must properly tender all shares beneficially owned by the odd lot holder in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares or with respect to shares held in Shaw's Retirement Savings Plan. By accepting the offer, an odd lot holder will not only avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts in a sale of the holder's shares. However, a tendering shareholder who holds shares with such shareholder's custodian may be required by such custodian to pay a service charge or other fee. Any odd lot holder wishing to tender all of the shareholder's shares pursuant to the odd lot provisions should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

     Shaw also reserves the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tendered all shares owned, beneficially or of record, at or below the selected purchase price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 shares. If Shaw exercises this right, it will increase the number of shares that it is offering to purchase by the number of shares purchased through the exercise of this right.

     Proration. If proration of tendered shares is required, Shaw will determine the final proration factor as promptly as practicable following the expiration of the offer. Proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than odd lot holders, at or below the selected purchase price, subject to the conditional tender provisions described in Section 6. Because of the difficulty in determining the number of shares properly tendered and not withdrawn, and because of the odd lot provisions described above and the conditional tender provisions described in Section 6, Shaw does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the expiration of the offer. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration of the offer. Shareholders may obtain such preliminary information from the Information Agent or the Dealer Manager and may be able to obtain this information from their brokers.

     As described in Section 14, the number of shares that Shaw will purchase from a shareholder pursuant to the offer may affect the United States federal income tax consequences to the shareholder of the purchase and therefore may be relevant to a shareholder's decision whether to tender shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration. The order of purchase may have an effect on the Federal income tax treatment of the purchase price for the shares purchased.

2.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     Shaw is making the offer because the Board of Directors believes that, given the current market price of the shares and Shaw's financial condition and outlook, the purchase of shares at this time is a prudent use of its financial resources, taking into account the increased interest expense associated with the borrowing required in connection with the offer. In the view of the Board of Directors, the offer represents an increase in and an acceleration of what would have been a continuing share repurchase program intended to enhance shareholder value both in the near and long term. Prior to the announcement of the offer, Shaw repurchased shares pursuant to its share repurchase program in the open market and in privately-negotiated transactions. During 1999, Shaw repurchased an aggregate of 9,331,300 shares at an average purchase price of approximately $16.99 per share under its share repurchase program at a cost of approximately $158,525,000.

     The offer provides shareholders who are considering a sale of all or a portion of their shares with the opportunity to determine the price or prices (not in excess of $13.50 nor less than $11.50 per share) at which they may tender their shares or choose to accept the price determined in the offer and, upon the terms and subject to conditions of the offer, to sell those shares for cash without the usual transaction costs associated with market sales. In addition, shareholders owning fewer than 100 shares whose shares are purchased pursuant to the offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their shares in a transaction executed on a securities exchange. To the extent that the purchase of shares in the offer results in a reduction in the number of shareholders of record, Shaw's cost for shareholder services may be reduced. Shareholders who determine not to accept the offer will realize a proportionate increase in their relative equity interest in Shaw, and thus in Shaw's future earnings and assets, subject to Shaw's right to issue additional shares and other equity securities in the future.

     In considering the offer, the Board of Directors also took into account the expected financial impact of the offer, including Shaw's increased debt as a result of the offer and the resulting increased interest expense. See the information under the caption "Summary Unaudited Consolidated Pro Forma Financial Data" in Section 10. Shaw believes that, following completion of the offer, its cash, short-term investments and access to credit facilities, together with its anticipated cash flow from operations, will be adequate for its needs for the foreseeable future. However, Shaw's actual experience may differ from the expectations set forth in the preceding sentence. Future events, such as unexpected operating losses or capital or other expenditures, might have the effect of reducing Shaw's available cash balances or might reduce or eliminate the availability of external financial resources.

     Following the completion of the offer, Shaw will have approximately 3,000,000 shares remaining authorized for repurchase under its share repurchase program. Although Shaw has no current plans to acquire additional shares other than through the offer, Shaw may in the future purchase additional shares in the open market, in privately-negotiated transactions, through tender offers or otherwise. Any such purchase may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the offer. However, Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") prohibits Shaw and its affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration of the offer. Any possible future purchases by Shaw will depend on many factors, including the market price of the shares, the results of the offer, Shaw's business and financial position and general economic and market conditions.

     Shares that Shaw acquires pursuant to the offer will be retained as treasury shares or will be cancelled and returned to the status of authorized but unissued shares and will be available for Shaw to issue without further shareholder action (except as required by applicable law or the rules of the New York Stock Exchange or any other securities exchange on which the shares are listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in Shaw's business and the satisfaction of obligations under existing or future employee benefit plans. Except for the issuance of shares under current employee benefit plans, Shaw has no current plans for the reissuance of the shares repurchased pursuant to the offer or for the issuance of any other authorized but unissued shares of common stock.

     See Section 12 for information regarding certain effects of the offer on the market for the shares and on their registration under the Exchange Act.

     Except as disclosed in this Offer to Purchase, Shaw currently has no plans, proposals or negotiations underway that relate to or would result in:

     - any extraordinary transaction, such as a merger, reorganization or liquidation, involving Shaw or any of its subsidiaries, which is material to Shaw and its subsidiaries, taken as a whole;

     - any purchase, sale or transfer of a material amount of assets of Shaw or any of its subsidiaries, taken as a whole;

     - any material change in the dividend rate or policy, or indebtedness or capitalization of Shaw;

     - any change in the present board of directors or management of Shaw, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

     - any other material change in Shaw's corporate structure or business;

     - any class of equity securities of Shaw being delisted from a national securities exchange;

     - any class of equity securities of Shaw becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

     - the suspension of Shaw's obligation to file reports under Section 15(d) of the Exchange Act;

     - the acquisition by any person of additional securities of Shaw, or the disposition of securities of Shaw; or

     - any changes in Shaw's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Shaw.

3.  PROCEDURES FOR TENDERING SHARES.

     Proper Tender of Shares. For shares to be tendered properly pursuant to the offer:

     - the certificates for the shares (or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to the expiration of the offer by the Depositary at its address set forth on the back cover of this Offer to Purchase, or

     - the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     IN ACCORDANCE WITH INSTRUCTION 7 OF THE LETTER OF TRANSMITTAL, SHAREHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST EITHER:

     - CHECK ONE OF THE BOXES IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" INDICATING THE PRICE AT WHICH THEIR SHARES ARE BEING TENDERED OR

     - CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED UNDER THE TENDER OFFER."

     Shareholders who desire to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered. The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the offer) at more than one price. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, odd lot holders who tender all of their shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders described in Section 1.

     Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the offer at The Depository Trust Company ("DTC"), which is a book entry transfer facility, within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's system may make book-entry delivery of the shares by causing the facility to transfer shares into the Depositary's account in accordance with DTC's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary's account at DTC, either:

     - a properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the offer, or

     - the guaranteed delivery procedure described below must be followed.

     DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE
DEPOSITARY.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if:

     - the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, will include any participant in DTC whose name appears on a security position listing as the owner of the shares) tendered and the holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or

     - shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an "Eligible Institution").

     If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of a book-entry transfer of the shares into the Depositary's account at DTC as described above), a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Return of Shares not Purchased. If any shares tendered and not withdrawn are not purchased, or if less than all shares evidenced by a shareholder's certificates are tendered, certificates for shares not purchased will be returned as promptly as practicable after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

     Backup Federal Income Tax Withholding. Under United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such shareholder's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Depositary that such shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain Non-United States Holders (as defined below)) are not subject to these backup withholding and reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status. This form can be obtained from the Depositary. See Instruction 16 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL.

     For a discussion of certain Federal income tax consequences to tendering shareholders, see Section 14.

     Withholding for Non-United States Holders. Even if a Non-United States Holder has provided the required certification to avoid backup withholding, the Depositary will withhold Federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a "Non-United States Holder" is any shareholder that is not:

     - a citizen or resident of the United States,

     - a corporation, partnership, or other entity treated as a corporation or a partnership for United States federal income tax purposes, created or organized in or under the laws of the United States or any State thereof (including the District of Columbia),

     - an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or

     - any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions relating to the trust.

     In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a shareholder's status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such shareholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-United States Holders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See Instruction 17 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender shares pursuant to the offer and such shareholder cannot deliver certificates for such shares to the Depositary prior to the expiration of the offer (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary prior to the expiration of the offer, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

     - such tender is made by or through an Eligible Institution;

     - the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or before the expiration of the offer, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form Shaw has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution; and

     - the certificates for all tendered shares, in proper form for transfer (or confirmation of a book-entry transfer of the shares into the Depositary's account at DTC), together with a properly completed and duly executed Letter of Transmittal and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the purchase price to be paid for shares accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by Shaw, in its sole discretion, and its determination will be final and binding on all parties. Shaw reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which may be unlawful. Shaw also reserves the right to waive any of the conditions of the offer or any defect or irregularity in any tender of shares, and Shaw's interpretation of the terms of the offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by Shaw. None of Shaw, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

     Dividend Reinvestment Plan. Shares credited to participants' accounts under the Dividend Reinvestment Plan will be tendered by EquiServe Trust Company, N.A., as administrator, according to instructions provided to the administrator from participants in the Dividend Reinvestment Plan. Shares for which the administrator has not received timely instructions from participants will not be tendered. The Dividend Reinvestment Plan is available only to shareholders of record. Accordingly, the participants in the Dividend Reinvestment Plan will receive all documents furnished to shareholders generally in connection with the offer. Since the Depositary for the offer also acts as administrator of the Dividend Reinvestment Plan, participants in the Dividend Reinvestment Plan may use the Letter of Transmittal to instruct the administrator regarding the offer by completing the box entitled "Dividend Reinvestment Plan Shares." Each participant may direct that all, some or none of the shares credited to the participant's account under the Dividend Reinvestment Plan be tendered and the price at which the participant's shares are to be tendered. Participants in the Dividend Reinvestment Plan are urged to read the Letter of Transmittal and related materials carefully.

     Retirement Savings Plan Beneficiaries. If a shareholder desires to tender pursuant to the offer shares held for the shareholder's account in the Retirement Savings Plan, the shareholder must instruct the Trustee of the Retirement Savings Plan to tender the shares by properly completing, duly executing and returning to the Trustee the Instruction Form sent to the shareholder by the Trustee. The Trustee will aggregate all tenders and execute the requisite number of Letters of Transmittal on behalf of all beneficiaries. DELIVERY OF A LETTER OF TRANSMITTAL BY A SHAREHOLDER OF SHARES HELD IN THE RETIREMENT SAVINGS PLAN DOES NOT CONSTITUTE PROPER TENDER OF THOSE SHARES. PROPER TENDER OF SHARES HELD IN THE RETIREMENT SAVINGS PLAN CAN ONLY BE MADE BY THE TRUSTEE, WHO IS THE RECORD OWNER OF THESE SHARES.

     If a shareholder desires to tender non-Retirement Savings Plan shares, as well as Retirement Savings Plan shares, the shareholder must properly complete and duly execute a Letter of Transmittal for the non-Retirement Savings Plan shares and deliver it directly to the Depositary, and must also follow the directions above for tendering Retirement Savings Plan shares. The Trustee cannot include non-Retirement Savings Plan shares in its Letters of Transmittal.

     Tendering Shareholder's Representation and Warranty; Shaw's Acceptance Constitutes an Agreement. A tender of shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the offer, as well as the tendering shareholder's representation and warranty to Shaw that:

     - the shareholder has a net long position within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act in the shares at least equal to the shares being tendered and

     - the tender of shares complies with Rule 14e-4.

     It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

     - has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and

     - will deliver or cause to be delivered the shares in accordance with the terms of the offer.

     Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Shaw's acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and Shaw upon the terms and subject to the conditions of the offer.

     Lost or Destroyed Certificates. Shareholders whose certificates for part or all of their shares have been lost, stolen, misplaced or destroyed must so indicate in the box entitled "Description of Shares Tendered" in the Letter of Transmittal. These shareholders must notify EquiServe Trust Company, N.A., as transfer agent, at (800) 633-4236 and will be instructed as to the documents which will be required to be submitted together with the Letter of Transmittal to receive replacement stock certificate(s) representing the shares.

4.  WITHDRAWAL RIGHTS.

     Shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration of the offer and, unless already accepted for payment by Shaw pursuant to the offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on Friday, May 5, 2000. Except as otherwise provided in this
Section 4, tenders of shares pursuant to the offer are irrevocable.

     For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder, if different from that of the person who tendered the shares, the number of shares tendered and the number of shares to be withdrawn. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and otherwise comply with the procedures of DTC. None of Shaw, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by Shaw, in its sole discretion, which determination shall be final and binding.

     Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the offer. However, withdrawn shares may be re-tendered before the expiration of the offer by again following one of the procedures described in Section 3.

     If Shaw extends the offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the offer for any reason, then, without prejudice to Shaw's rights under the offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of Shaw, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     As promptly as practicable following the expiration of the offer, Shaw will:

     - determine a single per share price that it will pay for the shares properly tendered and not properly withdrawn before to the expiration of the offer, taking into account the number of shares tendered and the prices specified by tendering shareholders, and

     - accept for payment and pay for (and thereby purchase) up to 12,000,000 shares properly tendered at prices at or below the selected purchase price and not properly withdrawn before the expiration of the offer, subject to the proration, odd lot priority and conditional tender provisions of the offer.

     For purposes of the offer, Shaw will be deemed to have accepted for payment (and therefore purchased) shares that are tendered at or below the selected purchase price and not properly withdrawn, subject to the proration, odd lot priority and conditional tender provisions of the offer, only when, as and if it gives oral or written notice to the Depositary of its acceptance of shares for payment pursuant to the offer.

     Shaw will accept for payment and pay a single purchase price per share for all of the shares accepted for payment pursuant to the offer as soon as practicable after the expiration of the offer.

     Shaw will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Shaw and transmitting payment to the tendering shareholders.

     In the event of proration, Shaw will determine the final proration factor and pay for those shares tendered and accepted for payment as soon as practicable after the expiration of the offer. However, Shaw does not expect to be able to announce the final results of any proration and commence the payment for shares purchased until approximately seven business days after the expiration of the offer. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant therein who so delivered the shares, to the tendering shareholder at Shaw's expense as promptly as practicable after the expiration or termination of the offer. Under no circumstances will Shaw pay interest on the purchase price by reason of any delay in making payment. In addition, if certain events occur, Shaw may not be obligated to purchase shares pursuant to the offer. See Section 7.

     Shaw will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from the payment of stock transfer taxes, is submitted. See Instruction 9 of the Letter of Transmittal.

     ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO THAT SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS.

6.  CONDITIONAL TENDER OF SHARES.

     Under certain circumstances and subject to the exceptions for odd lot holders described in Section 1, Shaw may prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular shareholder might affect the tax consequences to such shareholder of such purchase and such shareholder's decision whether to tender. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder's tendered shares must be purchased. Any shareholder wishing to make a conditional tender must so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. The conditional tender alternative is made available so that a shareholder may seek to structure the purchase of shares from the shareholder pursuant to the offer in such a manner that it will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for Federal income tax purposes. It is the tendering shareholder's responsibility to calculate such minimum number of shares and each shareholder is urged to consult such shareholder's own tax advisor.

     Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased.

     If the effect of accepting tenders on a pro rata basis is to reduce the number of shares to be purchased from any shareholder below the minimum number specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph. All shares tendered by a shareholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned as soon as practicable after the expiration of the offer.

     If the conditional tenders regarded as withdrawn causes the total number of shares to be purchased to fall below 12,000,000, then, to the extent feasible, Shaw will select enough of the conditional tenders that would otherwise have been regarded as withdrawn to permit it to purchase 12,000,000 shares. In selecting among the conditional tenders, Shaw will select by random lot and will limit its purchase in each case to the designated minimum number of shares to be purchased. Conditional tenders will be selected by lot only from shareholders who tender all of their shares.

     IN THE EVENT OF PRORATION, ANY SHARES TENDERED PURSUANT TO A CONDITIONAL TENDER FOR WHICH THE MINIMUM REQUIREMENTS ARE NOT SATISFIED MAY NOT BE ACCEPTED (EXCEPT AS PROVIDED ABOVE) AND WILL BE REGARDED AS WITHDRAWN.

7.  CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the offer, Shaw will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time on or after March 13, 2000 and before the expiration of the offer any of the following events shall have occurred (or shall have been determined by Shaw to have occurred) that, in Shaw's reasonable judgment, makes it inadvisable to proceed with the offer or with acceptance of shares for payment:

     - there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly:

      (1) challenges the making of the offer, the acquisition of some or all of the shares pursuant to the offer or otherwise relates in any manner to the offer; or

      (2) in Shaw's reasonable judgment, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of Shaw and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Shaw or any of its subsidiaries or materially impair the contemplated benefits of the Offer to Shaw;

     - there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or Shaw or any of its subsidiaries, by any court or any authority, agency or tribunal that, in Shaw's reasonable judgment, would or might directly or indirectly:

      (1) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer;

      (2) delay or restrict the ability of Shaw, or render Shaw unable, to accept for payment or pay for some or all of the shares;

      (3) materially impair the contemplated benefits of the offer to Shaw; or

      (4) materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of Shaw and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Shaw or any of its subsidiaries;

     - there shall have occurred:

      (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

      (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

      (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

      (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in Shaw's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

      (5) any significant decrease in the market price of the shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of Shaw, have a material adverse effect on Shaw's business, operations or prospects or the trading in the shares;

      (6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening there of; or

      (7) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on March 13, 2000;

     - a tender or exchange offer with respect to some or all of the shares (other than the offer), or a merger or acquisition proposal for Shaw, shall have been proposed, announced or made by another person or shall have been publicly disclosed;

     - Shaw shall have learned after the date of the offer that:

      (1) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares other than as disclosed as a Schedule 13D or
          Schedule 13G; or

      (2) any person or group that filed a Schedule 13D or Schedule 13G before March 13, 2000 shall have acquired or proposed to acquire, beneficial ownership of an additional 2% or more of the outstanding shares; or

     - any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of Shaw or its subsidiaries that, in Shaw's reasonable judgment, is or may be material to Shaw or its subsidiaries.

     The conditions described above are for the sole benefit of Shaw and may be asserted by Shaw regardless of the circumstances giving rise to any condition and may be waived by Shaw, in whole or in part, at any time and from time to time in its reasonable discretion. Shaw's failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Shaw concerning the events described above will be final and binding.

8.  PRICE RANGE OF SHARES; DIVIDENDS.

     The shares are listed and traded on the New York Stock Exchange and on the Pacific Stock Exchange under the symbol "SHX." The following table sets forth, for the periods indicated, the high and low per share sales prices as reported by The Wall Street Journal and the cash dividends paid per share in each such fiscal quarter:

                                                               HIGH       LOW     DIVIDENDS
                                                              -------   -------   ---------
1998:
1st Quarter.................................................  $15 3/4   $10 15/16   $0.075
2nd Quarter.................................................   18 3/16   14 7/16        --
3rd Quarter.................................................   19 15/16  15 1/8         --
4th Quarter.................................................   24 1/4    12 1/16        --
1999:
1st Quarter.................................................  $24 1/4   $18 7/16    $   --
2nd Quarter.................................................   20 3/8    16 7/8         --
3rd Quarter.................................................   21 11/16  15 7/8       0.05
4th Quarter.................................................   17 15/16  13 1/2       0.05
2000:
1st Quarter (through March 10, 2000)........................  $15       $11 3/16    $ 0.05

     On March 10, 2000, the last trading day before the announcement of the offer, the closing per share sales price as reported by The Wall Street Journal was $11 5/16. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     Pursuant to the provisions of the Amended and Restated Rights Agreement between Shaw and EquiServe Trust Company, N.A., dated April 10, 1999, as amended, each share represents, in addition to the common stock, one right. Upon becoming exercisable, but prior to the occurrence of certain events, each right entitles the registered holder to purchase one one-hundredth of a share of preferred stock at a price of $100.00 per share. If a person or group acquires or makes a tender or exchange offer to acquire 15 percent or more of Shaw's common stock without the consent of Shaw, the rights will become exercisable and each right will entitle each shareholder, other than the acquiring shareholder, to receive, upon payment of the purchase price, in lieu of preferred stock, a number of shares of common stock having a market value equal to twice the purchase price. The rights are not currently exercisable and trade together with the associated common stock. The rights will not become exercisable or separately tradeable as a result of the offer. Absent circumstances causing the rights to become exercisable or separately tradeable prior to the expiration of the offer, the tender of any shares pursuant to the offer will include the tender of the associated rights. No separate consideration will be paid for such rights, and sellers of shares pursuant to the offer will no longer own the rights associated with such shares.

     The foregoing description of the preferred stock purchase rights is qualified in its entirety by reference to the Amended and Restated Rights Agreement, which was filed as an exhibit to the Form 8-K filed by Shaw on April 6, 1999, and the amendment thereto which was filed as an exhibit to the Form 10-Q filed by Shaw on July 3, 1999. These exhibits may be obtained from the Commission in the manner provided in Section 10.

9.  SOURCE AND AMOUNT OF FUNDS.

     Assuming Shaw purchases 12,000,000 shares pursuant to the offer at a purchase price of $13.50 per share, Shaw expects the maximum aggregate cost to be approximately $163.5 million, including estimated fees and expenses. Shaw intends to finance the purchase of shares pursuant to the offer and the payment of related fees and expenses with internally generated funds and borrowings under its unsecured revolving credit facility with a banking syndicate.

     The credit facility provides for borrowings of up to $1.0 billion and expires in March 2003. Loans under the credit facility bear interest at floating rates based, at the option of Shaw, on:

     - the higher of the federal funds rate plus 0.5% and the Bank of America prime rate, or

     - LIBOR plus applicable margins (including applicable facility fees) ranging from 0.445% to 1.125% depending on Shaw's ratio of funded debt to EBITDA, as defined in the credit facility.

     Shaw intends to repay borrowings under the credit facilities with its operating cash flow.

     Shaw currently is a party to interest rate swap agreements with an aggregate notional amount of $450 million pursuant to which Shaw agreed to pay interest at an effective fixed rate of 5.60% with respect to the notional amounts of such agreements. As a result, the interest rate on $450 million of Shaw's credit facility borrowings has been fixed. The interest rate swap agreements expire at various dates through March 2003.

     The offer is not contingent on financing.

10.  CERTAIN INFORMATION CONCERNING SHAW.

GENERAL

     Shaw is the world's largest carpet manufacturer based on both revenue and volume of production. Shaw designs and manufactures approximately 3,100 styles of tufted and woven carpet for residential and commercial use under the PHILADELPHIA, TRUSTMARK, CABIN CRAFTS, SHAW COMMERCIAL CARPETS, STRATTON, NETWORX, SHAWMARK, EVANS BLACK, SALEM, SUTTON, PATCRAFT, CUMBERLAND, DESIGNWEAVE, QUEEN CARPET, QUEEN COMMERCIAL, TUFTEX, REDBOOK, MINSTER and INVICTA trade names and under certain private labels. Shaw's manufacturing operations are fully integrated from the processing of yarns through the finishing of carpet. Shaw's carpet is sold in a broad range of prices, patterns, colors and textures with the majority of its sales in the medium to high retail price range. Shaw sells its wholesale products to retailers, distributors and commercial users throughout the United States, Canada, Mexico and Australia; through its own residential and commercial contract distribution channels to various residential and commercial end users in the United States; and to a lesser degree, exports to additional overseas markets. Shaw also provides installation services and sells laminate flooring, ceramic tile and hardwood flooring.

     Substantially all carpet manufactured by Shaw is tufted carpet made from nylon, polypropylene, polyester and wool. In the tufting process, yarn is inserted by multiple needles into a synthetic backing, forming loops which may be cut or left uncut, depending on the desired texture or construction. According to industry estimates, tufted carpet accounted for 90.4% of unit volume shipments of carpet manufactured in the United States during 1999. Substantially all carpet manufactured in the United States is made from synthetic fibers, with nylon accounting for 59.4% of the total, polypropylene 33.4%, polyester 6.8% and wool 0.4%. During 1999, Shaw processed approximately 97% of its requirements for carpet yarn in its own yarn processing facilities.

     Shaw believes that its significant investment in modern, state-of-the-art equipment has been an important factor in achieving and maintaining its leadership position in the marketplace. During the past five fiscal years, Shaw has invested approximately $668 million (including acquisitions) in property additions. Shaw continually seeks opportunities for increasing its sales volume and market share. For example, Shaw continues to expand its product lines of carpet manufactured from polypropylene fiber, including fibers produced by Shaw's own extrusion equipment. Shaw also has a manufacturing facility for the production of carpet tiles for the commercial market to facilitate Shaw's growing demand for its tile products.

     The overall level of sales for Shaw and the carpet industry is influenced by a number of factors, including consumer confidence and spending for durable goods, interest rates, turnover in housing, the condition of the residential construction industry and the overall strength of the economy. Shaw's international operations are also impacted by the markets in which they operate.

     The marketing of carpet is influenced significantly by current trends in style and fashion, principally color trends. Shaw believes it has been a leader in the development of color technology in the carpet industry and that its dyeing facilities are among the most modern and versatile in the industry. Shaw maintains an in-house product development department to identify developing color and style trends which are expected to affect its customers' buying decisions. This department is strengthened by Shaw's Research and Development Center. This state-of-the-art complex includes a 75,000 square foot pilot plant featuring sample extrusion, yarn processing, tufting, dyeing, coating and shearing equipment, and three fiber and dye development laboratories.

RECENT DEVELOPMENTS

     Earnings Release. On February 2, 2000, Shaw reported unaudited results for the three and twelve month periods ended January 1, 2000.

     Earnings per share before nonrecurring charges increased 36% in the fourth quarter to $0.38 from $0.28 a year earlier. Net earnings before nonrecurring charges grew 28% in the fourth quarter to $51.4 million from $40.1 million in the previous year. In addition, fourth quarter sales reached a record level of more than $1 billion. Sales for the fourth quarter reached $1.004 billion compared to $952.4 million in the same period last year, an increase of 5.4%.

     During the fourth quarter of 1999, Shaw recorded two nonrecurring charges. The first related to the previously announced closing of one of Shaw's yarn processing plants. The charge related to this plant closing was $1.1 million, net of taxes, and amounted to $0.01 per share. In addition, Shaw finalized the sale of its residential retail business and recorded an increase to its prior year charge for exiting the residential retail business of $2.4 million, net of taxes, or $0.02 per share.

     For the year 1999, Shaw had record sales and earnings. Sales exceeded the $4.0 billion level for the first time in Shaw's history reaching $4.108 billion, an increase of 16% over the prior year. Earnings before nonrecurring charges reached a record level of $231.5 million for 1999 which represents an increase of approximately 83% over 1998. Earnings per share before nonrecurring charges grew 70% to $1.65 from $0.97 in the prior year.

     During the fourth quarter, Shaw acquired 5,114,400 shares of its stock under its ongoing stock repurchase program. For the year, Shaw repurchased 9,331,300 shares of its stock at a total cost of $158.5 million.

     Free cash flow also reached a record level in 1999 of approximately $250 million. Free cash flow was directed toward the $158.5 million of share repurchases and $13.7 million for payment of two quarterly dividends (which Shaw reinstated after the second quarter of 1999). The balance was used as a reduction to debt and a small increase in operating funds.

     The charts set forth below describe the effect of nonrecurring charges on the results of the fourth quarter of 1999 compared to 1998 and for the twelve months of 1999 compared to 1998:

  4(th) Quarter 1999 compared to 4(th) Quarter 1998 (dollars in thousands, except per share data):

                                         4(TH) QUARTER 1999 ENDED      4(TH) QUARTER 1998 ENDED
                                             JANUARY 1, 2000                JANUARY 2, 1999
                                        --------------------------    ---------------------------
                                        EARNINGS(LOSS)   PER SHARE    EARNINGS(LOSS)    PER SHARE
                                        --------------   ---------    ---------------   ---------
Net earnings before nonrecurring
  charges.............................   $    51,388       $0.38       $     40,101       $0.28
Charge to record plant closing costs,
  net of income taxes.................        (1,102)       (.01)                --          --
Charge to record sale of residential
  retail operations, net of income
  taxes...............................        (2,441)       (.02)                --          --
Loss on sale of equity securities, net
  of income taxes.....................            --          --            (13,370)       (.09)
          Net earnings................   $    47,845       $0.35(1)    $     26,731       $0.19(1)

---------------
(1) Earnings per share data for 1999 and 1998 are the same on both a basic and diluted basis.

  Year 1999 compared to the Year 1998 (dollars in thousands, except share data):

                                                12 MONTHS                      12 MONTHS
                                          ENDED JANUARY 1, 2000          ENDED JANUARY 2, 1999
                                        --------------------------    ---------------------------
                                        EARNINGS(LOSS)   PER SHARE    EARNINGS(LOSS)    PER SHARE
                                        --------------   ---------    ---------------   ---------
Net earnings before nonrecurring
  charges.............................   $    231,494      $1.65       $    126,662       $0.97
Charge to record plant closing costs,
  net of income taxes.................         (1,102)      (.01)                --          --
Charge to record sale of residential
  retail operations, store closing
  costs, and write-down of certain
  assets, net of income taxes                  (2,441)      (.02)           (92,660)       (.71)
Loss on sale of equity securities, net
  of income taxes.....................             --         --            (13,370)       (.10)
          Net earnings................   $    227,951      $1.62(1)    $     20,632       $0.16(1)

---------------
(1) Earnings per share data for 1999 on a basic and diluted basis was $1.64 and $1.62, respectively. Earnings per share data for 1998 is the same on both a basic and diluted basis.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                THREE MONTHS ENDED
                                                              -----------------------
                                                              JANUARY 1,   JANUARY 2,
                                                                 2000         1999
                                                              ----------   ----------
Net sales...................................................  $1,003,884    $952,434
Cost of sales...............................................     743,793     719,394
Gross margin................................................     260,091     233,040
Selling, general and administrative expenses................     157,640     148,638
Charge to record plant closing costs........................       1,834          --
Charge to record sale of residential retail operations......       4,061          --
Operating income............................................      96,556      84,402
Interest expense, net.......................................      16,240      17,005
Loss on sale of equity securities...........................          --      22,247
Other expense, net..........................................      (1,579)        591
Income before income taxes..................................      81,895      44,559
Provision for income taxes..................................      34,016      19,093
Income before equity in income of joint ventures............      47,879      25,466
Equity in income of joint ventures..........................         (34)      1,265
Net income..................................................  $   47,845    $ 26,731
Earnings per common share:
  On a basic and diluted basis..............................  $     0.35    $   0.19
Weighted average shares:
  Basic.....................................................  134,903,544  140,106,561
  Diluted...................................................  136,112,179  142,741,901

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    TWELVE MONTHS ENDED
                                                              -------------------------------
                                                                JANUARY 1,       JANUARY 2,
                                                                   2000             1999
                                                              --------------   --------------
Net sales...................................................  $    4,107,736   $    3,542,202
Cost of sales...............................................       3,028,248        2,642,453
Gross margin................................................       1,079,488          899,749
Selling, general and administrative expenses................         627,075          620,878
Charge to record plant closing costs........................           1,834               --
Charge to record sale of residential retail operations,
  store closing costs and write-down of certain assets......           4,061          132,303
Operating income............................................         446,518          146,568
Interest expense, net.......................................          62,812           62,553
Loss on sale of equity securities...........................              --           22,247
Other expense, net..........................................           1,319            4,676
Income before income taxes..................................         382,387           57,092
Provision for income taxes..................................         157,361           38,407
Income before equity in income of joint ventures............         225,026           18,685
Equity in income of joint ventures..........................           2,925            1,947
Net income..................................................  $      227,951   $       20,632
Earnings per common share:
  Basic.....................................................  $         1.64   $         0.16
  Diluted...................................................            1.62             0.16
Weighted average shares:
  Basic.....................................................     138,591,266      128,031,290
  Diluted...................................................     140,680,923      129,915,178

                   CONDENSED CONSOLIDATED BALANCE SHEET DATA
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                JANUARY 1,       JANUARY 2,
                                                                   2000             1999
                                                              --------------   --------------
                                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $       34,021   $       12,555
  Accounts receivable, net..................................         234,267          276,002
  Inventories...............................................         666,734          659,080
  Other current assets......................................         140,902          134,733
                                                              --------------   --------------
          Total current assets..............................       1,075,924        1,082,370
Property, plant and equipment, net..........................         753,805          716,428
Other assets................................................         461,990          462,649
                                                              --------------   --------------
                                                              $    2,291,719   $    2,261,447
                                                              ==============   ==============
                          LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Current maturities of long-term debt......................  $          294   $            8
  Accounts payable and accrued liabilities..................         489,673          454,802
                                                              --------------   --------------
          Total current liabilities.........................         489,967          454,810
Long-term debt, less current maturities.....................         827,821          927,434
Deferred income taxes and other liabilities.................         105,346           81,835
                                                              --------------   --------------
          Total liabilities.................................       1,423,134        1,464,079
  Total shareholders' investment............................         868,585          797,368
                                                              --------------   --------------
                                                              $    2,291,719   $    2,261,447
                                                              ==============   ==============

        SUMMARY HISTORICAL CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following table contains summary historical condensed consolidated financial information of Shaw and its subsidiaries. The historical financial information (other than the ratios of earnings to fixed charges) for the nine months ended October 2, 1999 and October 3, 1998 was derived from the unaudited condensed consolidated financial statements of Shaw filed as part of Shaw's Quarterly Reports on Form 10-Q for such periods, which are incorporated herein by reference, but, in the opinion of Shaw's management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The historical financial information (other than the ratios of earnings to fixed charges) for the twelve month periods ended January 2, 1999 and January 3, 1998 was derived from the audited consolidated financial statements of Shaw filed as exhibits to, and incorporated by reference into, the Shaw Annual Report on Form 10-K for the year ended January 2, 1999 which is incorporated herein by reference, and other information and data contained in such report. More comprehensive financial information is included or incorporated by reference in Shaw's reports on Form 10-Q and Form 10-K referred to above and the financial information which follows is qualified in its entirety by reference to such reports, and all of the financial statements and related notes contained or incorporated by reference therein, copies of which may be obtained as set forth below under the caption "-- Additional Information, Incorporation by Reference."

                                                     NINE MONTHS ENDED          TWELVE MONTHS ENDED
                                                 -------------------------   -------------------------
                                                 OCTOBER 2,    OCTOBER 3,    JANUARY 2,    JANUARY 3,
                                                    1999          1998          1999          1998
                                                 -----------   -----------   -----------   -----------
                                                   (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                                                      (UNAUDITED)
INCOME STATEMENT DATA:
Net sales......................................  $3,103,852    $ 2,589,768   $3,542,202    $3,575,774
Income before income taxes.....................     300,492         12,533       57,092        30,283
Net income (loss)..............................     180,106         (6,099)      20,632        28,959
Earnings (loss) per common share:
  Basic........................................        1.29          (0.05)        0.16          0.22
  Diluted......................................        1.27          (0.05)        0.16          0.22
Cash dividends per share.......................        0.05          0.075        0.075          0.30
Weighted average shares outstanding:
  Basic........................................     139,821        124,006      128,031       133,523
  Diluted......................................     142,176        124,006      129,915       133,714
Ratio of earnings to fixed charges(1)..........        7.52           1.29         1.94          1.57
BALANCE SHEET DATA (AS OF END OF INDICATED
  PERIOD):
Working capital................................  $  555,948    $   478,146   $  627,560    $  740,959
Property, plant and equipment, net.............     742,115        566,414      716,428       624,379
Total assets...................................   2,352,148      1,627,329    2,261,447     1,967,614
Total long-term debt...........................     768,939        709,015      927,434       930,424
Shareholders' investment.......................     904,017        457,271      797,368       637,534
Shareholders' investment per common share(2)...        6.56           3.80         5.66          4.86

---------------

(1) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes, non-distributed equity in income of joint ventures and fixed charges, by the fixed charges. The fixed charges consist of interest expense.
(2) Shareholders' investment per common share has been calculated by dividing shareholders' investment by the number of common shares outstanding at the end of each of the periods presented.

            SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA

     The following summary unaudited consolidated pro forma financial data gives effect to the purchase of shares pursuant to the offer, based on certain assumptions described in the footnotes to the summary unaudited consolidated pro forma financial data, and gives effect to the purchase of shares pursuant to the offer as if it had occurred at the beginning of each period presented, with respect to income statement data, and on January 2, 1999 and October 2, 1999, respectively, with respect to balance sheet data. The summary unaudited consolidated pro forma financial data should be read in conjunction with the summary consolidated historical financial information and do not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted had the purchase of the shares pursuant to the offer been completed at the dates indicated.

                                                    NINE MONTHS ENDED          TWELVE MONTHS ENDED
                                                     OCTOBER 2, 1999             JANUARY 2, 1999
                                                -------------------------   -------------------------
                                                HISTORICAL   PRO FORMA(1)   HISTORICAL   PRO FORMA(1)
                                                ----------   ------------   ----------   ------------
                                                  (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                                                     (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.....................................  $3,103,852    $3,103,852    $3,542,202    $3,542,202
Income before income taxes....................     300,492       293,134        57,092        46,383
Net income....................................     180,106       175,617        20,632        14,100
Earnings per common share:
  Basic.......................................        1.29          1.37          0.16          0.12
  Diluted.....................................        1.27          1.35          0.16          0.12
Weighted average shares outstanding:
  Basic.......................................     139,821       127,821       128,031       116,031
  Diluted.....................................     142,176       130,176       129,915       117,915
Ratio of earnings to fixed charges(2).........        7.52          6.49          1.94          1.66
BALANCE SHEET DATA (AS OF END OF INDICATED
  PERIOD):
Working capital...............................  $  555,948    $  555,948    $  627,560    $  627,560
Total assets..................................   2,352,148     2,352,148     2,261,447     2,261,447
Total long-term debt..........................     768,939       932,439       927,434     1,090,934
Shareholders' investment......................     904,017       740,517       797,368       633,868
Book value per common share(3)................        6.56          5.89          5.66          4.92

---------------

(1) The following assumptions were made in developing the summary unaudited consolidated pro forma financial data presented above:
     (a) a total of 12,000,000 shares are purchased at the maximum offer price of $13.50 per share;
     (b) expenses related to the offer total $1,500;
     (c) the aggregate purchase price and offer expenses are financed through additional borrowings under Shaw's credit facility at average interest rates of 6.00% and 6.55% per annum for the nine months ended October 2, 1999 and the twelve months ended January 2, 1999, respectively; and
     (d) a marginal tax rate of 39.0%.
(2) The ratio of earnings to fixed charges has been calculated by dividing income before income taxes, non-distributed equity in income of joint ventures and fixed charges, by the fixed charges. The fixed charges consist of interest expense.
(3) Book value per share has been calculated by dividing shareholders' investment by the number of common shares and pro forma common shares outstanding at the end of each of the periods presented.

ADDITIONAL INFORMATION, INCORPORATION BY REFERENCE.

     Shaw is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Shaw's directors and officers, their remuneration, options granted to them, the principal holders of the securities and any material interest of such persons in transactions with Shaw is required to be disclosed in proxy statements distributed to Shaw's shareholders and filed with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The shares are listed for trading on the New York Stock Exchange and Pacific Stock Exchange and reports, proxy statements and other information concerning Shaw also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     The rules of the Commission allow Shaw to "incorporate by reference" information into this document, which means that Shaw can disclose important information to you by referring you to another document filed separately with the Commission. This offer incorporates by reference the financial statements and the notes related thereto contained in the documents listed below that have been previously filed with the Commission. These documents contain important information about Shaw. Shaw also incorporates by reference any future filings it makes with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the expiration of the offer.

SEC FILINGS (FILE NO. 001-06853)                                  PERIOD
--------------------------------                                  ------
Annual Report on Form 10-K...................  Year ended January 2, 1999
Quarterly Report on Form 10-Q................  Quarter ended April 3, 1999
Current Report on Form 8-K...................  Dated April 6, 1999
Quarterly Report on Form 10-Q................  Quarter ended July 3, 1999
Quarterly Report on Form 10-Q................  Quarter ended October 2, 1999

11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

     As of February 29, 2000, Shaw had 132,672,099 shares issued and outstanding. The 12,000,000 shares that Shaw is offering to purchase represent approximately 9.0% of the shares then outstanding. As of February 15, 2000, Shaw's directors and executive officers as a group (18 persons) beneficially owned an aggregate of approximately 33,510,000 shares, representing approximately 25.3% of the outstanding shares, assuming the exercise by these persons of their options exercisable within 60 days of that date. Each of Shaw's executive officers and directors has advised Shaw that he or she does not intend to tender any shares pursuant to the offer. If Shaw purchases 12,000,000 shares pursuant to the offer, then after the purchase of shares pursuant to the offer, Shaw's executive officers and directors as a group would own beneficially approximately 27.9% of the outstanding shares immediately after the offer, assuming the exercise by these persons of their options exercisable within 60 days of March 10, 2000.

     Based on Shaw's records and on information provided to Shaw by its directors, executive officers, affiliates and subsidiaries, neither Shaw, nor any affiliates and subsidiary of Shaw nor, to the best of Shaw's knowledge, any of Shaw's executive officers or directors, nor any affiliate or subsidiary of any of the foregoing, had any transactions involving shares during the 60 days prior to the date of this Offer for Purchase other than a transfer by J. C. Shaw to First Presbyterian Church of Cartersville on February 3, 2000 of 11,400 shares, purchases of shares through reinvestment of dividends under the Dividend Reinvestment Plan and purchases under the Retirement Savings Plan. Shaw expects the Dividend Reinvestment Plan and the Retirement Savings Plan will, in accordance with their terms, elections in effect and present patterns of contribution, continue to purchase shares prior to the expiration of the offer.

     Except for outstanding options to purchase shares granted from time to time to employees (including executive officers) of Shaw pursuant to Shaw's stock option plans and except as otherwise described herein, neither Shaw nor, to the best of Shaw's knowledge, any of its affiliates, directors (including a nominee) or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of Shaw including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     Shaw's purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of shareholders. Nonetheless, Shaw anticipates that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of the New York Stock Exchange and the Pacific Stock Exchange, Shaw does not believe that its purchase of shares pursuant to the offer will cause Shaw's remaining shares to be delisted from the New York Stock Exchange or the Pacific Stock Exchange.

     The shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. Shaw believes that, following the purchase of shares pursuant to the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The shares are registered under the Exchange Act, which requires, among other things, that Shaw furnish certain information to its shareholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Shaw's shareholders. Shaw believes that its purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     Shaw is not aware of any license or regulatory permit that appears to be material to the Shaw business that might be adversely affected by Shaw's acquisition of shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by Shaw as contemplated herein. Should any such approval or other action be required, Shaw presently contemplates that such approval or other action will be sought. Shaw is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Shaw's business. Shaw's obligations under the offer to accept for payment and pay for shares are subject to certain conditions. See Section 7.

14.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes certain United States federal income tax consequences relevant to the offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

     This summary discusses only shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances, or to certain types of shareholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold shares as a position in a straddle). In addition, the discussion of the consequences of an exchange of shares for cash pursuant to the offer applies only to a United States shareholder (herein, a "Holder"). For purposes of this summary, a "Holder" is
(i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity treated as a corporation or partnership for United States federal income tax purposes created or organized in or under the laws of the United States, or any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States person have the authority to control all substantial decisions relating to the trust. Notwithstanding the foregoing, to the extent provided in the United States Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons before that date, that elect to continue to be treated as United States persons will be Holders. The summary may not be applicable with respect to shares acquired as compensation (including shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local, or foreign tax consequences of participating in the offer. Each Holder should consult such Holder's tax advisor as to the particular consequences to such Holder's participation in the offer.

     Consequences to Tendering Shareholders of Exchange of Shares for Cash Pursuant to the Offer. An exchange of shares for cash in the offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from Shaw.

     Under Section 302 of the Code, a Holder will recognize gain or loss from the disposition of shares exchanged for cash if the exchange (i) results in a "complete termination" of all the Holder's equity interest in Shaw, (ii) results in a "substantially disproportionate" redemption with respect to such Holder, or
(iii) is "not essentially equivalent to a dividend" with respect to the Holder. In applying each of the Section 302 tests, a Holder in general is deemed to own constructively the shares actually owned by certain related individuals and entities. For example, an individual Holder is generally considered to own the shares owned directly or indirectly by or for his or her spouse, his or her children, grandchildren and parents. In addition, a Holder is considered to own a proportionate number of the shares owned by trusts or estates in which the Holder has a beneficial interest, by partnerships in which the Holder is a partner, and by corporations in which the Holder owns, directly or indirectly, 50% or more in value of the stock. Similarly, shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities. A Holder, generally, also will be deemed to own shares which the Holder has the right to acquire by exercise of an option.

     A Holder that exchanges all shares actually or constructively owned by such Holder for cash pursuant to the offer will be regarded as having completely terminated such Holder's equity interest in Shaw. A Holder that exchanges all shares actually owned for cash pursuant to the offer, but is not treated as having disposed of all shares constructively owned pursuant to the offer because of the application of the family attribution rules described above, may nevertheless be able to qualify his or her exchange as a "complete termination" of his or her interest in Shaw if certain technical requirements are met. Among other requirements, a Holder must include a statement with his or her 2000 Federal income tax return notifying the Internal Revenue Service (the "IRS") that he or she has elected to waive the family attribution rules and agrees to provide certain information in the future, and must not have any interest in Shaw immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor. A Holder wishing to satisfy the "complete termination" test through waiver of the family attribution rules should consult his or her tax advisor.

     An exchange of shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if the percentage of the then outstanding shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the shares owned by such Holder immediately before the exchange. If an exchange of shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test.

     A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in Shaw constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

     If a Holder sells shares to persons other than Shaw at or about the time such Holder also sells shares to Shaw pursuant to the offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in Shaw, then the sales to persons other than Shaw may, for Federal income tax purposes, be integrated with the Holder's sale of shares pursuant to the offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his or her tax advisor regarding the treatment of other exchanges of shares for cash which may be integrated with such Holder's sale of shares to Shaw pursuant to the offer.

     If a Holder is treated as recognizing gain or loss from the disposition of shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Capital gain recognized as a result of the sale of a capital asset that has been held for more than one year is eligible for capital gains taxation at a maximum rate of 20% (10% if the Holder is an individual who is otherwise subject to tax at the 15% ordinary income rate).

     Gain or loss must be determined separately for each block of shares (that is, shares acquired at the same cost in a single transaction) that is exchanged for cash. A Holder may be able to designate (generally through such Holder's broker) which blocks of shares are tendered pursuant to the offer if less than all of the Holder's shares are tendered, and the order in which different blocks would be exchanged for cash, in the event of proration pursuant to the offer. Each Holder should consult such Holder's tax advisor concerning the mechanics and desirability of such a designation.

     If a Holder is not treated under the Section 302 tests as recognizing gain or loss from the disposition of shares exchanged for cash, the entire amount of cash received by the Holder in the exchange will be treated as a dividend to the extent of Shaw's current and accumulated earnings and profits (which Shaw believes are in excess of the entire amount of cash to be received by the Holders in the exchange). This dividend will be includible in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the shares exchanged, and no loss will be recognized. The Holder's tax basis in the shares exchanged, however, will be added to such Holder's tax basis in the remaining shares that the Holder owns. To the extent that cash received in exchange for shares is treated as a dividend to a corporate Holder, it will be eligible for a dividends-received deduction equal to 70% of the dividend (subject to (i) applicable holding period requirements with respect to the shares and (ii) shares with respect to which such Holder has incurred indebtedness). If a dividends-received deduction is available, it is expected that the dividend will constitute an "extraordinary dividend" under Section 1059 of the Code. As a result, a corporate Holder generally will be required to reduce its tax basis in its shares (but not below zero) by the extent of the non-taxed portion of the dividend (i.e. the dividends-received deduction). If the non-taxed portion of the dividend exceeds the corporate Holder's tax basis in the shares, the excess will be treated as gain resulting from the sale of the shares. A corporate Holder should consult its tax advisor concerning the availability of the dividends-received deduction and the application of the "extraordinary dividend" provisions of the Code.

     Shaw cannot predict whether or the extent to which the offer will be oversubscribed. If the offer is oversubscribed, proration of tenders pursuant to the offer will cause Shaw to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's shares will be purchased pursuant to the offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for Federal income tax purposes pursuant to the rules discussed above. However, see Section 6 regarding a Holder's right to tender shares subject to the condition that a specified minimum number of the shares must be purchased (if any are purchased).

     Consequences to Shareholders Who do not Tender Pursuant to the Offer. Shareholders who do not accept the offer to tender their shares will not incur any tax liability as a result of the consummation of the offer.

     See Section 3 with respect to the application of backup withholding on payments made to all shareholders and federal income tax withholding to payments made to Non-United States Holders.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     Shaw expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by Shaw to have occurred, to extend the period of time during which the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension. Shaw also expressly reserves the right, in its sole discretion, to terminate the offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of the termination or postponement. Shaw's reservation of the right to delay payment for shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which require that Shaw must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, Shaw further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or are deemed by Shaw to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). Amendments to the offer may be made at any time and from time to time effected by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced date of the expiration of the offer. Any public announcement made pursuant to the offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which Shaw may choose to make a public announcement, except as required by applicable law, Shaw will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If Shaw materially changes the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Shaw will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If:

     - Shaw increases or decreases the price to be paid for shares, materially increases the Dealer Manager fee or increases or decreases the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares, and

     - the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then in each case the offer will be extended until the expiration of the period of ten business days. For purposes of the offer, "business day" means any day other than Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

16.  FEES AND EXPENSES.

     Shaw has retained Merrill Lynch to act as financial advisor as well as Dealer Manager, in connection with the offer. Merrill Lynch will receive an advisory fee for its services of $100,000 plus $0.06 per share tendered and purchased in the offer. Shaw also has agreed to reimburse Merrill Lynch for certain out-of-pocket expenses incurred in connection with the offer, and to indemnify Merrill Lynch against certain liabilities in connection with the offer, including liabilities under the Federal securities laws. Merrill Lynch has been retained by Shaw to render, and in the past has rendered, various investment banking and other advisory services to Shaw, for which it has received compensation, and may render similar services to Shaw in the future.

     Shaw has retained Corporate Investor Communications, Inc. to act as Information Agent and EquiServe Trust Company, N.A. to act as Depositary in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by Shaw for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the Federal securities laws.

     Shaw will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of shares pursuant to the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. Shaw will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Shaw, the Dealer Manager, the Information Agent or the Depositary for purposes of the offer. Shaw will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 9 in the Letter of Transmittal.

17.  MISCELLANEOUS

     Shaw is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Shaw becomes aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant to the offer is not in compliance with any valid applicable law, Shaw will make a good faith effort to comply with such law. If, after such good faith effort, Shaw cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on Shaw's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, Shaw has filed with the Commission an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in
Section 10 with respect to information concerning Shaw.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF SHAW OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SHAW OR THE DEALER MANAGER.

                                          SHAW INDUSTRIES, INC.

     Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder the shareholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of shares, shareholders are directed to contact the Depository.

                        THE DEPOSITARY FOR THE OFFER IS:

                         EQUISERVE TRUST COMPANY, N.A.

 By Registered or Certified Mail:    By Overnight Courier:                  By Hand Delivery:
         EquiServe Trust                EquiServe Trust      Securities Transfer & Reporting Services, Inc.
          Company, N.A.                  Company, N.A.              c/o EquiServe Trust Company, N.A.
     Attn: Corporate Actions        Attn: Corporate Actions            100 Williams St., Galleria
          P.O. Box 9573               40 Campanelli Drive                  New York, NY 10038
      Boston, MA 02205-9573           Braintree, MA 02184

              Confirmation of receipt by telephone: (781) 575-4816

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the telephone numbers and addresses listed below. You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent at its telephone numbers and address listed below.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.

                               111 Commerce Road
                              Carlstadt, NJ 07072
                         Call Toll Free: (877) 977-6197
                           Banks and Brokerage Firms,
                          Please Call: (800) 346-7885

                      THE DEALER MANAGER FOR THE OFFER IS:

                              MERRILL LYNCH & CO.
                             World Financial Center
                                  South Tower
                            New York, New York 10281
                         (212) 236-3790 (call collect)